SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3 to

Crestwood Equity Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

456615103

(CUSIP Number)

Joel C. Lambert

700 Louisiana Street, Suite 2550

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ❑

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Gas Services Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,854,622 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,854,622 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,854,622 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 680,929,389 Common Units expected to be outstanding following completion of the Merger (as defined below) on September 30, 2015, as reported in the Issuer’s Prospectus on Form 424B3, filed August 28, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,721,567 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,721,567 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,721,567 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 680,929,389 Common Units expected to be outstanding following completion of the Merger (as defined below) on September 30, 2015, as reported in the Issuer’s Prospectus on Form 424B3, filed August 28, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,721,567 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,721,567 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,721,567 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 680,929,389 Common Units expected to be outstanding following completion of the Merger (as defined below) on September 30, 2015, as reported in the Issuer’s Prospectus on Form 424B3, filed August 28, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,721,567 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,721,567 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,721,567 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 680,929,389 Common Units expected to be outstanding following completion of the Merger (as defined below) on September 30, 2015, as reported in the Issuer’s Prospectus on Form 424B3, filed August 28, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR XI CMP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,721,567 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,721,567 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,721,567 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 680,929,389 Common Units expected to be outstanding following completion of the Merger (as defined below) on September 30, 2015, as reported in the Issuer’s Prospectus on Form 424B3, filed August 28, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR Midstream Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,852,728 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,852,728 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,852,728 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 680,929,389 Common Units expected to be outstanding following completion of the Merger (as defined below) on September 30, 2015, as reported in the Issuer’s Prospectus on Form 424B3, filed August 28, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,852,728 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,852,728 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,852,728 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%†
14	TYPE OF REPORTING PERSON PN

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 680,929,389 Common Units expected to be outstanding following completion of the Merger (as defined below) on September 30, 2015, as reported in the Issuer’s Prospectus on Form 424B3, filed August 28, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,852,728 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,852,728 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,852,728 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%†
14	TYPE OF REPORTING PERSON CO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 680,929,389 Common Units expected to be outstanding following completion of the Merger (as defined below) on September 30, 2015, as reported in the Issuer’s Prospectus on Form 424B3, filed August 28, 2015.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,852,728 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,852,728 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,852,728 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%†
14	TYPE OF REPORTING PERSON IN

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 680,929,389 Common Units expected to be outstanding following completion of the Merger (as defined below) on September 30, 2015, as reported in the Issuer’s Prospectus on Form 424B3, filed August 28, 2015.

This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 11, 2013, as amended by Amendment No. 2 to Schedule 13D filed with the Commission on May 7, 2015 (as amended, this “Schedule 13D”). This Amendment relates to the common units representing limited partner interests (the “Common Units”) of Crestwood Equity Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 is hereby supplemented as follows:

On September 30, 2015, the unitholders of the Crestwood Midstream Partners LP (“Crestwood”) approved the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Crestwood Equity GP LLC, CEQP ST SUB LLC (“MergerCo”), MGP GP, LLC (“MGP GP”), Crestwood Midstream Holdings LP (“Midstream Holdings”), Crestwood, Crestwood Midstream GP LLC (“Midstream GP”) and Crestwood Gas Services GP LLC (“CMLP GP”). The merger pursuant to the Merger Agreement (the “Merger”) was consummated on September 30, 2015, and MergerCo, MGP GP and Midstream Holdings merged with and into Crestwood and Crestwood survived and continued to exist as a Delaware limited partnership. As a result of the merger, (i) each common unit of Crestwood issued and outstanding immediately prior to the effective time of the merger (other than common units held by the Issuer, CMLP GP or their respective subsidiaries, if any) was converted into the right to receive 2.7500 Common Units and (ii) each preferred unit of Crestwood issued and outstanding immediately prior to the effective time of the Merger (other than preferred units of Crestwood held by the Issuer or its subsidiaries, if any) was converted into the right to receive 2.7500 preferred units of the Issuer. Further, immediately following the effective time of the Merger, the Issuer contributed 100% of the equity interests of Crestwood Operations LLC to Crestwood in exchange for additional limited partner interests in Crestwood, such that following the Merger and the related transactions provided for in the Merger Agreement, Midstream GP became a direct, wholly-owned subsidiary of the Issuer and continues to be the sole general partner of Crestwood. The Issuer and CMLP GP now own a 99.9% limited partner interest and a 0.1% limited partner interest, respectively, in Crestwood, as the surviving entity of the Merger.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The following disclosure is based on 680,929,389 Common Units expected to be outstanding following completion of the Merger on September 30, 2015, as reported in the Issuer’s Prospectus on Form 424B3, filed August 28, 2015. See Schedule I for the information applicable to the Listed Persons.

Following the issuance of Common Units in connection with the Merger, Gas Services Holdings holds 99,854,622 Common Units, representing approximately 14.7% of the outstanding Common Units. Gas Services Holdings also holds 4,387,889 Subordinated Units, which represent all of the outstanding Subordinated Units as of the date of this Schedule 13D. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

Following the issuance of Common Units in connection with the Merger, Crestwood Holding holds 6,866,945 Common Units and may be deemed to beneficially own 99,854,622 Common Units held by Gas Services Holdings, representing approximately 15.7% of the outstanding Common Units.

Following the issuance of Common Units in connection with the Merger, FR Midstream Holdings beneficially owns an additional 6,131,161 Common Units owned directly by KA First Reserve. FR Midstream Holdings owns a majority of the membership interests in KA First Reserve and controls the board of managers of KA First Reserve. FR GP Inc., is the general partner of FR GP LP, which is the managing member of FR Midstream Holdings, which is the sole member of FR XI CMP, which is the controlling member of Crestwood Holdings Partners, which is the sole member of Crestwood Holdings II, which is the sole member of Crestwood Holdings, which is the sole member of Gas Services Holdings. When FR Midstream Holdings’ indirect beneficial ownership of Common Units through KA First Reserve is combined with other indirect ownership of Common Units through Crestwood Holdings and Gas Services Holdings, such ownership interests represent approximately 16.6% of the outstanding Common Units.

Each of the Reporting Persons may be deemed to beneficially own the Common Units reported herein. The filing of this Schedule 13D shall not be construed as an admission that any person listed in this Item 5 is the beneficial owner of any securities covered by this statement. Each Reporting Person disclaims beneficial ownership of the securities reported herein.

[Signature Pages Follow]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: September 30, 2015

CRESTWOOD GAS SERVICES HOLDINGS LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

CRESTWOOD HOLDINGS LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

CRESTWOOD HOLDINGS II LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

CRESTWOOD HOLDINGS PARTNERS, LLC

By:	/s/ Joel C. Lambert
	Name:	Joel C. Lambert
	Title:	Senior Vice President

FR XI CMP HOLDINGS LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

[Signature Page to Schedule 13D]

FR MIDSTREAM HOLDINGS LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

FIRST RESERVE GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

FIRST RESERVE GP XI, INC.

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold
	Name:	Anne E. Gold
	Title:	Attorney-in-fact

[Signature Page to Schedule 13D]